SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-52710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF

THE BANK OF NEW YORK COMPANY, INC.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

EMPLOYEE SAVINGS AND INVESTMENT PLAN

OF THE BANK OF NEW YORK COMPANY, INC.

Form 11-K

Page
Financial Statements and Schedule (With Report of Independent Registered Public Accounting Firm Thereon)	1-13

Signatures	14

Index to Exhibits	15

EMPLOYEE SAVINGS AND INVESTMENT PLAN

OF

THE BANK OF NEW YORK COMPANY, INC.

Financial Statements and Schedule

for the years ended

December 31, 2008 and 2007

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation:

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Investment Plan of The Bank of New York Company, Inc. (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not required as part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 22, 2009

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF

THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets

Investments, at fair value:
Company Common Stock Fund	$410,245,946	$749,914,007
Investment funds	710,919,614	875,461,896

Total investments, at fair value	1,121,165,560	1,625,375,903

Loans to participants	37,226,414	39,053,543
Cash	21,736,184	1,344,480
Due from brokers for investments sold	1,133,678	1,210,252

Total assets	1,181,261,836	1,666,984,178

Liabilities

Due to brokers for investments purchased	23,015,946	2,364,712

Total liabilities	23,015,946	2,364,712

Net assets available for benefits	$1,158,245,890	$1,664,619,466

See accompanying notes to the financial statements.

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF

THE BANK OF NEW YORK COMPANY, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividend income	$32,869,762	$47,481,851
Net appreciation (depreciation) in fair value of investments	(526,566,367)	142,790,433

Total investment income (loss)	(493,696,605)	190,272,284

Interest income on loans to participants	2,450,192	2,696,048

Contributions:
Employer	38,522,215	36,345,157
Participants	81,440,444	81,262,910

Total contributions	119,962,659	117,608,067

Total additions (deductions)	(371,283,754)	310,576,399

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	119,862,147	154,412,247
Non-cash distributions (common stock)	15,227,675	11,992,041

Total deductions	135,089,822	166,404,288

Net increase/(decrease) prior to transfers from other plans	(506,373,576)	144,172,111

Transfers from other plans	—	2,040,790

Net increase (decrease) in net assets	(506,373,576)	146,212,901

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,664,619,466	1,518,406,565

End of year	$1,158,245,890	$1,664,619,466

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General Information – On January 1, 2004, the Employees’ Incentive Savings Plan merged into the Employees’ Profit-Sharing Plan to create the Employee Savings and Investment Plan (the “Plan”) of The Bank of New York Company, Inc. The Plan is a defined contribution plan and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by matching Company contributions, to provide for additional income in their retirement.

Merger with Mellon Financial Corporation – On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation merged into The Bank of New York Mellon Corporation with The Bank of New York Mellon Corporation being the surviving entity. As a result, on July 1, 2007, all shares of The Bank of New York Company, Inc. common stock in the Plan were converted to The Bank of New York Mellon Corporation common stock. For every share of The Bank of New York Company, Inc. common stock that a participant held in the Plan, the participant automatically received .9434 shares of The Bank of New York Mellon Corporation common stock. In this Form 11-K, references to the “Company” for periods prior to July 1, 2007 refer to The Bank of New York Company, Inc. and for periods on or after July 1, 2007 refer to The Bank of New York Mellon Corporation.

The following description of the Plan provides only general information. Participants should refer to the Plan document or the Plan agreement for a more complete description of the Plan’s provisions.

Administration of the Plan – Prior to July 21, 2008, the Plan was administered by the Benefits Committee. Since July 21, 2008, the Plan has been administered by the Benefits Administration Committee. Prior to July 21, 2008, the Benefits Committee was, and since July 21, 2008, the Benefits Administration Committee has been, a named fiduciary of the Plan. Subject to the following, the Benefits Investment Committee, another named fiduciary to the Plan, has been responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon, a wholly-owned subsidiary of The Bank of New York Mellon Corporation (the “Trustee”).

In September 2008, the Benefits Investment Committee appointed Fiduciary Counselors, Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Participation – Generally, under the terms of the Plan, eligible legacy The Bank of New York Company, Inc. employees that complete one month of continuous service (as defined in the Plan) are eligible to participate in the Plan.

Notes to Financial Statements (continued)

Contributions – The Plan allows employees to contribute up to 100% of eligible annual compensation before deductions for taxes and other pre-tax and after-tax contributions, subject to certain limitations. In 2008 and 2007, the Company matched $1 for every $1 of contributions up to the first 3% of bi-weekly pay contributed to the Plan. The matching contribution for the following 3% of contributions was $0.50 for every $1, but not exceeding 6% of compensation. Employees were required to contribute 6% to the Plan to receive the maximum Company match of 4.5%. The annual matching contribution was calculated based on bi-weekly deductions plus the Company’s core contribution, which an employee may have chosen to contribute to the Plan. Effective January 1, 2009, the Company increased the match to 100% of the first 6% of each participant’s salary reduction and/or after-tax contributions. The new match will continue under the April 1, 2009 merged 401(k) Plan. See Note 11 of these Notes to Financial Statements for additional information.

In 2008 and 2007, the Company made a core contribution to each eligible participant’s account that was a payment separate from any participant voluntary contribution or the Company matching contribution. The core contribution was an amount equal to 2% of an eligible participant’s annual compensation. Participants were eligible for the Company’s core contribution after one year of service. The core contribution may have been paid in cash, or invested in the Plan based on participant elections. If invested in the Plan, it counted toward the $15,500 Internal Revenue Service (“IRS”) pre-tax contribution limit ($20,500 if employee was 50 or over) in 2008. If the employee had already reached the pre-tax contribution limit when the core contribution was paid, the core contribution was made on an after-tax basis, and subject to the overall Plan limits. Effective January 1, 2009, the Plan no longer provides for a core contribution. See Note 11 of these Notes to Financial Statements.

The Company gives an additional matching contribution at Plan year-end when a participant receives less than the maximum match due to changes in contribution percentages above and below 6%.

During 2008 and 2007, the Plan permitted the Board of Directors of the Company (the “Board”) to approve an additional discretionary contribution of up to 3% of eligible annual compensation for those participants with at least one year of service who are employed on the day the discretionary contribution is made. Discretionary contributions were not counted toward the pre-tax contribution limit. There were no discretionary contributions during 2008 and 2007.

A participant can transfer all or any portion of a distribution received from another employer’s Qualified Plan (as defined) which meets the requirements of Section 401(a) of the Internal Revenue Code of 1986 (the “Code”) to the Plan, provided that certain conditions are met.

The annual addition, which consists of the Company’s annual contributions and any participant voluntary contributions, is limited to the lesser of $46,000 or 100% of the participant’s compensation in 2008.

Participant Accounts – Each participant’s account is credited with the applicable amount of Company contributions and any voluntary contributions made by the participant. Payments with respect to a participant’s interest under the Plan are charged to the participant’s account. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities.

After becoming eligible to participate, a participant has an interest in the Plan which is fully vested for both employee and employer contributions.

Notes to Financial Statements (continued)

Investment Funds – During 2008 and 2007, each of the Plan’s participants directed the Trustee to invest their account in one or more of approximately 29 separate investment funds available under the Plan. Effective April 1, 2009, the new plan offers four tiers of investment options, including LifePath Index Funds, Passively Managed Index Funds, Actively Managed Funds and a Self-Direct Account. See Note 11 of these Notes to Financial Statements.

During 2008 and 2007, Company common stock purchased for new employee contributions and reinvestment of cash dividends on Company stock was purchased at a 5% discount. Effective January 1, 2009, the Company no longer allows the purchase of Company common stock or the reinvestment of cash dividends on such stock at a 5% discount. See Note 11 of these Notes to Financial Statements.

During 2008 and 2007, the Plan’s policy was to impose a 2% fee on the proceeds of fund shares redeemed within five business days of their purchase.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.

Withdrawals from the Plan – The full value of the participant’s vested interest in his or her account in the Plan may be distributed upon termination of the participant’s employment. The account value will be paid as a lump sum distribution. The participant may elect to have the total vested value of the account remain in the Plan until April 1 of the year following the year the participant attains age 70 1/2; however, account balances less than $1,000 will be automatically distributed in cash after termination of employment if a distribution has not been requested.

In the event of the participant’s death, payments will be made to the designated beneficiary. If the participant is married, the spouse is automatically the beneficiary, unless the participant designated an alternate beneficiary, which is consented to by the participant’s spouse as witnessed by a plan representative or notary public. If the participant is not married, and if no beneficiary was designated, payments will go directly to the participant’s estate.

The Plan allows for in-service withdrawals for hardship purposes as defined in the Plan document.

Subject to certain limitations, a participant may also withdraw all or part of his or her account that is fully vested upon attainment of age 59 1/2 or in the event of total disability.

Loans to Participants – Generally, participants may borrow the lesser of $50,000 or 50% of the current value of the account balance, but not less than $1,000. Participant loans are secured by the balance in the participant’s account and bear interest at the prime lending rate (ranged from 3.25% - 9.75% in 2008 and 4.00% - 9.75% in 2007). Loan repayments and interest are generally paid through payroll deductions and are credited to the account as they are paid.

Amendment, Suspension and Termination – The Company may amend the Plan at any time. No such amendment, however, may have the effect of diverting any part of the net plan assets to any purpose other than for the exclusive benefit of the participants. Likewise, no amendment may reduce the interest of any participant in the net plan assets accrued prior to such amendment. In the event of termination, the Plan and the trust agreement may be kept in effect by the Company with respect to the contributions already made to the Plan, or the trust agreement may be terminated. If

Notes to Financial Statements (continued)

the trust agreement is terminated, assets of the Plan, except for the Company Common Stock Fund, shall be converted into cash and such cash shall be distributed to the participants in proportion to their respective interests. Participants in the Company Common Stock Fund shall receive their proportionate share of the fund assets in Company common stock, and cash for any fractional shares.

Additional information regarding participants’ rights is provided in the Summary Plan Description.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Recent Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Plan adopted SFAS No. 157 as of January 1, 2008. See Note 4 of Notes to Financial Statements.

The following is a summary of significant accounting policies of the Plan:

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation – The Plan’s investments are held by Wachovia Bank, N.A., the custodian, and are reported at fair value. The fair values of the investments in commingled and mutual funds are valued at net asset value of shares held by the Plan which are based on the fair values of the underlying securities. The fair value of the investment in the Company’s common stock is based on quoted market prices.

Loans – Loans to participants are valued at amortized cost which approximates fair value.

Investment Transactions and Investment Income – Investment transactions are recognized on the trade date of the purchase or sale. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis.

Administrative Expenses – The Company pays all administrative fees related to the Plan.

Benefits Paid to Participants – Benefits are recorded when paid.

3.	INVESTMENTS

The fair values of individual investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

Notes to Financial Statements (continued)

	December 31,
	2008		2007
Investments at fair value:

Company Common Stock Fund	$410,245,946		$749,914,007

Dreyfus Large Cap Equity Fund	52,597,171	(a)	108,028,125

Dreyfus Hamilton Institutional Money Fund	160,114,389		164,538,063

(a)	Represents less than 5% of the Plan’s net assets available for benefits for the respective reporting period.

During 2008 and 2007, the Plan’s investments (including net realized gains of $23,107,859 in 2008 and $107,323,674 in 2007 on investments bought and sold) appreciated/(depreciated) in fair value as follows:

Net appreciation (depreciation) in fair value

	2008	2007
Company Common Stock Fund	$(298,455,486)	$112,823,621

Investment Funds	(228,110,881)	29,966,812

	$(526,566,367)	$142,790,433

4.	FAIR VALUE MEASUREMENTS

The Plan adopted SFAS No. 157, (Fair Value Measurement), effective January 1, 2008. SFAS No. 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include mutual funds.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities

Notes to Financial Statements (continued)

include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Level 2 assets include the Company stock fund and certain investment funds.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock: Common stocks are valued at the closing price reported in the active market in which the individual securities are traded.

Investment Funds: Mutual funds are valued at the closing net asset value (NAV) on either the New York Stock Exchange (NYSE) or National Association of Securities Dealers Automated Quotations (NASDAQ).

The preceding methods described may produce at fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the financial instruments carried at fair value at December 31, 2008, by caption on the Statement of Net Assets Available for Benefits and by SFAS No. 157 valuation hierarchy (as described above).

Investment assets at fair value at December 31, 2008

	Level 1	Level 2	Level 3	Total carrying value
Company stock fund	$—	$410,245,946	$—	$410,245,946
Investment funds	335,859,764	375,059,850	—	710,919,614

Total investments at fair value	$335,859,764	$785,305,796	$—	$1,121,165,560

The Plan has $785,305,796 of investments in alternative investment funds which are reported at fair value and has concluded that the net asset value reported by the underlying fund approximates the fair value of the investment. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

The Financial Accounting Standards Board recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

Notes to Financial Statements (continued)

5.	FAIR VALUE OF NET ASSETS AVAILABLE FOR BENEFITS

Note 4 of Notes to Financial Statements presents investments measured at fair value by the three level valuation hierarchy established by SFAS No. 157. Loans to participants of $37,226,414 are valued at amortized cost which approximates fair value. Due from brokers for investments sold of $1,133,678 and due to brokers for investments purchased of $23,015,946 equal carrying value due to their short maturity.

6.	TAX STATUS

The Plan has received a determination letter from the IRS dated October 20, 2006 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes it is qualified and the related trust is tax-exempt.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market conditions resulted in an unusually high degree of volatility in 2008 and increased the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements.

The Plan provides for investment in the Company Common Stock Fund. At December 31, 2008 and 2007, approximately 35% and 45% of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Bank of New York Mellon acts as the Trustee of the Plan. The Plan invests in funds managed by an affiliate of the Company. The Plan held 14,231,383 and 15,236,363 shares of the Company’s common stock in the Company’s Common Stock Fund as of December 31, 2008 and 2007, respectively.

9.	TRANSFER FROM OTHER PLANS

There were no transfers into the Plan in 2008. In 2007, the participants transferred assets into the Plan from the Retirement Savings Plan of BNY Securities Group totaling approximately $2.0 million.

Notes to Financial Statements (continued)

10.	PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan administrator would direct the Trustee to distribute participant account balances. Upon termination of the Plan participant account balances would vest in full.

11.	SUBSEQUENT EVENTS

Effective January 1, 2009, the Company increased the match to 100% of the first 6% of each participant’s salary reduction contribution and discontinued the core contribution. The new match will continue under the April 1, 2009 merged 401(k) plan (see below).

Also effective January 1, 2009, the Company no longer allows the purchase of Company common stock or the reinvestment of cash dividends on such stock at a 5% discount.

Also effective January 1, 2009, the Plan no longer provides for a core contribution.

On April 1, 2009, the Plan merged with and into the legacy Mellon 401(k) Retirement Savings Plan. The Plan was renamed “The Bank of New York Mellon Corporation 401(k) Savings Plan”. The new plan offers four tiers of investment options, including LifePath Index Funds, Passively Managed Index Funds, Actively Managed Funds and a Self-Directed Account.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments and Loans	Cost	Current Value
* The Bank of New York Mellon Corporation	Company Common Stock Fund	N/A	$410,245,946

Investment Funds:

Allianz	CCM Capital Appreciation Fund	N/A	14,990,891

American	High Income Trust Fund	N/A	3,559,045

* Dreyfus	Large Cap Equity Fund	N/A	52,597,171

* Dreyfus	Large Cap Value Fund	N/A	23,805,206

* Dreyfus	Basic S&P 500 Stock Index Fund	N/A	31,498,725

* Dreyfus	Bond Market Index Fund	N/A	21,944,859

* Dreyfus	Enhanced Income Fund	N/A	2,642,801

* Dreyfus	Premier Limited Term High Yield	N/A	5,675,760

* Dreyfus	Hamilton Institutional Money Fund	N/A	160,114,389

* Dreyfus	Institutional Reserve Treasury Fund	N/A	26,862,920

* Gannett Welsh & Kottler (GW&K)	Multi-Cap Equity Fund	N/A	6,935,322

Cramer Rosenthal McGlynn (CRM)	Mid Cap Value Fund	N/A	10,097,200

* Dreyfus	International Stock Index Fund	N/A	32,356,795

Fidelity	U.S. Bond Index Fund	N/A	15,489,780

Fidelity	Contra Fund	N/A	19,917,204

Nuveen	NWQ Small Cap Value Fund	N/A	2,475,424

PIMCO	Total Return Fund	N/A	21,434,880

Roxbury	Small Cap Growth Fund	N/A	1,932,971

* BNY Mellon	Intermediate U.S. Government Fund	N/A	57,383,058

* BNY Mellon	International Appreciation Fund	N/A	26,136,300

* BNY Mellon	Bond Fund	N/A	15,481,427

(continued on next page)

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF

THE BANK OF NEW YORK COMPANY, INC.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008 – (Continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments and Loans	Cost	Current Value
* The Bank of New York Mellon Corporation	Collective Short-Term Investment Fund-Discretionary	N/A	461,147

Vanguard	Institutional Index Fund	N/A	20,544,579

Vanguard	Total Stock Market Index Fund	N/A	17,214,610

Vanguard	Growth Index Fund	N/A	12,353,476

Vanguard	Small Cap Growth Index Fund	N/A	43,605,088

Vanguard	Value Index Fund	N/A	18,937,655

Vanguard	Short-Term Investment Grade Bond Fund	N/A	4,587,587

Vanguard	PRIME Money Market Fund	N/A	39,883,344

TOTAL INVESTMENT FUNDS			710,919,614

* LOANS TO PARTICPANTS	Various loans at various interest rates ranging from 3.25% to 9.75%, due from 1 to 10 years	—	37,226,414

TOTAL INVESTMENTS AND LOANS			$1,158,391,974

*	Represents a party-in-interest as defined by ERISA.

N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS AND INVESTMENT PLAN OF THE BANK OF NEW YORK COMPANY, INC.

By:	/s/ Lisa B. Peters
Lisa B. Peters
Senior Executive Vice President and
Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park
Corporate Controller

Dated: June 22, 2009

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith